Exhibit 99(a)(5)(D)

Vicor Corporation Announces Preliminary Results of Modified Dutch Auction Tender Offer to Repurchase up to $10 Million of Common Shares

Boston, MA, April 23, 2013 /MarketWire/ - Vicor Corporation (NASDAQ: VICR) (“Vicor” or the “Company”) announced the preliminary results of its “Modified Dutch Auction” tender offer, which expired at 5:00 P.M., New York City time, on April 22, 2013. The Company will not be extending the tender offer period.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, 1,001,602 shares of Common Stock were properly tendered and not withdrawn before the 5:00 pm expiration. An additional 342,983 shares of Common Stock have been tendered through notice of guaranteed delivery. Once the shares tendered through notice of guaranteed delivery have been presented for valid tender to the depositary, the number of shares validly tendered will increase by the number of such shares presented. All shares have been tendered at a price at or below $5.00. Accordingly, based on these preliminary results, Vicor expects to purchase up to 1,344,585 shares at a price of $5.00 per share, for a total cost of approximately $6.7 million, excluding fees and expenses relating to the tender offer.

The number of shares to be purchased and the purchase price per share are preliminary and subject to change. The determination of the final number of shares to be purchased is subject to confirmation by the depositary of the proper delivery of the shares properly tendered and not withdrawn, including those shares tendered through notice of guaranteed delivery presented for valid tender to the depositary. The actual number of shares properly tendered and not withdrawn, the number of shares to be purchased in the tender offer, the final price per share for shares purchased in the tender offer and the number of shares of Vicor’s Common Stock outstanding after payment for the tendered shares will be announced promptly following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest. Vicor will fund the purchase of the shares in the tender offer from cash on hand.

Vicor may purchase additional shares in the future in the open market subject to market conditions. Vicor may also purchase shares in private transactions, tender offers or otherwise. However, under applicable securities laws, Vicor may not repurchase any shares until after May 6, 2013. Any possible future purchases by Vicor will depend on many factors, including the market price of the shares, the results of the tender offer, Vicor’s business and financial position and general economic and market conditions.

Georgeson Inc. serves as information agent for the tender offer. Questions and requests for assistance may be directed to the information agent at (888) 605-7561.

About Vicor Corporation

Vicor designs, develops, manufactures and markets modular power components, power management and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher performance, higher power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

Contact:

James A. Simms

Chief Financial Officer

Telephone: 978-470-2900

Facsimile: 978-749-3439